As filed with the Securities and Exchange Commission on October 6, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TUT SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	94-2958543
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6000 SW Meadows Drive

Lake Oswego, OR 97035

(971) 217-0400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Salvatore D’Auria

Chief Executive Officer and President

Tut Systems, Inc.

6000 SW Meadows Drive, Suite 200

Lake Oswego, OR 97035

(971) 217-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Marty B. Lorenzo, Esq.

Matthew W. Leivo, Esq.

DLA Piper US LLP

4365 Executive Drive, Suite 1100

San Diego, CA 92121-2189

(858) 677-1400

Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock $0.001 par value	10,099,226 shares	$.945	$9,543,769	$1,022

(1)	Includes 5,631,539 shares issuable upon conversion Notes, 2,815,766 shares of common stock that may be issued upon the exercise of Warrants and 1,651,921 shares issuable for interest payments. For purposes of estimating the number of shares of Common Stock to be included in this Registration Statement, the Company calculated the number of shares of Common Stock issuable as payment for interest on the Notes based on a 90% of a volume weighted average price of $1.13 as set forth in the Notes. In accordance with Rule 416, this Registration Statement also covers such indeterminate number of additional shares as may become issuable upon conversion of or in respect of 1998 Series Shares as a result of any future stock splits, stock dividends or similar transactions and antidilution provisions (including floating conversion prices).
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average high and low trading price for the Common Stock on October 3, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 4, 2006

PROSPECTUS

10,099,226 Shares

Common Stock

This prospectus covers 5,631,539 shares of our common stock that may be issued to the selling stockholders upon conversion of the 8% Convertible Senior Subordinated Notes, referred to as the “Notes” held by such holders, as payment for interest for the Notes or upon exercise of warrants issued in connection with the Notes. This prospectus also covers 1,651,921 shares of our common stock that may be issued to the selling stockholders as interest payments pursuant to the Notes, as well as 2,815,766 shares of our common stock issuable upon exercise of warrants issued to the selling stockholders, referred to as the “Warrants.” We sold the Notes and the Warrants in a private placement that we completed on August 23, 2006.

Upon conversion of the Notes or exercise of the Warrants, the selling stockholders may dispose of shares, or interests therein, from time to time on any stock exchange, market or trading facility on which our common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any proceeds from this offering. We will, however, receive proceeds upon the cash exercise of the Warrants of up to approximately $3,818,182. We will bear the costs relating to the registration of these shares. See “Plan of Distribution” for more information.

Our common stock is traded on The Nasdaq Global Market under the symbol “TUTS.” On October 5, 2006, the last reported sales price for our common stock as quoted on The Nasdaq Global Market was $0.95 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on Page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October     , 2006

i

Overview

Our principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, Oregon 97035 and our telephone number is (971) 217-0400. We commenced operations in California in 1991. In January 2004, we relocated our headquarters to Oregon. We were re-incorporated in Delaware in 1998.

We design, develop, and sell digital video processing systems that enable telephony-based and cable-based service providers to deliver broadcast quality digital video signals across their networks. We refer to these systems as digital TV headends or video content processing systems. We also offer digital video processing systems that enable private enterprise and government entities to transport video signals across satellite, fiber, radio, or copper facilities for surveillance and TV production applications.

We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities.

On June 1, 2005, we acquired Copper Mountain Networks, Inc., referred to in this prospectus as Copper Mountain, for its technology and engineering resources which we have refocused to further address our expanding video market opportunities for delivering advanced video services over coax and fiber networks.

We earn revenue primarily by selling video content processing systems both directly and through resellers to telecommunications service providers. We also earn revenue by selling video transmission systems to TV broadcasters and governments, and by selling broadband transport and service management products directly and through distributors to the hospitality industry and to owners of private multi-tenant campus facilities.

Industry Background and Dynamics

Growing Demand for Bundled Voice, Data, and Video Services

Historically, traditional telephone companies, or telcos, have been the sole providers of voice services to the residential market in the United States. Beginning in the 1990’s, cable television operators and satellite television providers became the primary providers of multi-channel broadcast TV services. More recently, traditional telephone companies and cable operators have become direct competitors for the growing market for high-speed Internet access. In addition, many large cable system operators have begun to offer local and long distance telephone service to their customers as part of a bundle of services, including voice, data, and video over the same network on the same bill. Thus, telcos are now at risk of losing traditional voice lines to both cable operators offering bundled services and to wireless telephone vendors that compete on mobility and price.

As a result of these competitive threats, both large and small telcos are beginning to use their existing digital subscriber line, or DSL, and fiber-to-the-home infrastructures to offer broadcast TV services and to compete for the end customer with a bundled offering of voice, data, and video services. DSL technologies use sophisticated signal blending techniques to deliver high speed digital signals through copper wires that can then be used to carry video, data, and/or voice services. Fiber-to-the-home refers to optical fiber that is installed from a telephone switch directly to a subscriber’s home. While large US telcos are just beginning deployment of video services, many small independent operating telephone companies, or IOCs, in the United States and international carriers are already installing or planning to install digital video headends to offer broadcast TV service over their DSL and fiber infrastructures. According to a recent release from Gartner, Inc. in September 2006, the number of households around the world subscribing to Internet Protocol television (IPTV) services offered by telecom carriers will reach 48.8 million in 2010.

Technical Challenges for Delivering Broadcast Quality Video over Telco Networks

To deliver broadcast quality video, a non-satellite-based service provider typically must install a digital TV headend to receive both national and local broadcast TV signals and to properly process these signals for delivery over fiber, cable, or copper-based DSL infrastructures. The limitations on the amount of data that telco DSL facilities can transmit in a fixed amount of time (such limitations are often referred to as bandwidth) when compared to the high bandwidth capacity of cable facilities means that telco headends require greater video processing performance. For example, video headends deployed by cable operators have been able to simply pass high-speed satellite-fed TV signals directly to their cable networks without further video compression. Telcos, however, must use video headends that compress the variable data transmission rate of the source signal to a low constant data transmission rate for transmission over their DSL networks. Additionally, telco networks often are comprised of multiple hardware platforms that use varying sets of rules, or protocols, for transmitting signals. Therefore, to deliver video services, telcos require digital TV headends and ancillary video-centric equipment that are capable of converting video signals between different hardware platforms using various protocols.

Technical Advancements Are Increasing the Available Market for Telcos to Deliver Video

The bandwidth and distance limitations of the copper-based infrastructure from the telco to the subscriber’s home constrain both the number of video channels that may be delivered simultaneously over a DSL system and the number of customers that are reachable from a telco central office. Recent advancements in video compression technology are now enabling high quality video streams to be transported at much lower data transfer speeds. These advancements are lowering data transfer rates by more than 35% relative to technologies currently used in existing satellite and cable facilities. These recent compression advancements also introduce the possibility of delivering high-definition television over bandwidth constrained DSL lines for the first time. Additionally, there are DSL advancements emerging that expand the available bandwidth from the telco to the subscriber’s home thereby supporting higher DSL data transfer rates over longer distances. The combination of these advancements will enable telcos to reach a higher percentage of their customers with a larger number of video channels.

While DSL technology will continue to dominate telco broadband networks for the foreseeable future, telephone companies are also constructing fiber networks to their customers’ homes in certain markets. Though fiber-to-the-home will eliminate bandwidth limitations on delivering higher speed data services and high-quality video offerings, telephone companies deploying fiber-to-the-home will require advanced video processing to convert signals between multiple protocols used in their networks.

The Market for Enterprise and Government Video Systems

Private enterprises and government entities also use digital video processing systems to distribute video for applications that include corporate training, video and film production, video surveillance, and distance education. In these applications, the particular video source to be encoded may be a signal from a local TV station that needs to be brought back to a regional or statewide digital TV headend that may be 100 miles away, it may be a signal received from an outdoor surveillance camera that needs to reach a decoder or personal computer for viewing hundreds of miles away, or it may be a signal from a university seminar that needs to feed multiple remote classroom sites. This market is also characterized by tradeoffs between the cost of long-distance broadband facilities and the cost of video encoding systems to reduce the need for additional bandwidth. We believe that this market will also expand as advanced video encoding techniques lower the bandwidth requirements for transmitting video signals.

Our Solutions

Our suite of content processing products is focused on enabling the delivery of broadcast quality video over traditional telco networks. We leverage VTC’s previous 20 years of experience to develop video-based products that meet the special video processing requirements of telcos. Unlike standard cable headends, our Astria digital video headend solution converts the high and varying data transfer rate signal received as input from a satellite or terrestrial source into a lower constant data transfer rate video stream for subsequent delivery over a telco’s DSL or fiber-to-the-home access network. Our high-performance, cost-effective systems are based on the standards developed by the Motion Pictures Expert Group, or MPEG, including MPEG-1, MPEG-2 and MPEG-4. In 2005, we upgraded our Astria family of products to support with the first release of our new MPEG-4 AVC compression technology that provides lower encoding rates and more advanced interactivity than the previous MPEG-1 and MPEG-2 standards. The lower encoding rates of MPEG-4 AVC extend the reach of video services and enable high-definition TV to be delivered over bandwidth-constrained copper networks. Customers for our Astria video content processing systems include independent operating companies in North America, such as FTC Management Inc., competitive local exchange carriers (CLECs) such as Cavalier Telephone and international incumbent carriers.

For certain telcos that use last-mile fiber or coaxial cable to reach individual subscribers we have developed a video services system that transforms digital video streams that are carried in Internet Protocol (IP) packets to either analog or digital video streams that are carried over radio frequencies. Our customers to date for this product are independent operating companies in the United States.

Our video transmission systems use software and hardware components from our digital TV headend systems packaged in a smaller form factor to encode video signals for transmission over private or government networks. These products are being used for applications such as studio-to-transmitter transport, video surveillance, and distance education. We primarily sell our video transmission systems to government agencies.

We also offer broadband transport and service management products that enable the provisioning of high speed Internet access and other broadband data services over existing copper networks within hotels and private campus facilities. Customers for our broadband data systems include system integrators, competitive carriers for the hospitality industry and private educational and commercial entities.

Strategy

Our objective is to be the leading provider of video content processing solutions for the delivery of broadcast video services to residential customers over telephony networks. Key elements of our business strategy are as follows:

Maintain Market Leadership in North American Telco Market for Digital TV Headends

We believe that our installed base of digital video headend systems represents over 50% of the North American headend market for video over DSL services. Our strategy is to maintain this leadership position with continued enhancements to the Astria product line as more and larger telephone companies in North America begin to introduce bundled voice, data and video services. Our development efforts are focused on enhancements to MPEG-4 AVC standard definition products and high definition products in order to market these products to new customers and as an upgrade option to our installed base of existing customers. MPEG-4 AVC enables our new and existing telco customers to address a larger percentage of their geographic market.

Expand Sales Efforts to International Markets

While we continue to grow our North American customer base, we will also continue to strengthen our direct sales force and expand our network of value-added distributors and partners. In the Middle East and Asia, in addition to our direct sales force, we have developed relationships and will continue to develop new relationships with value-added distributors and partners to focus on key opportunities to market and sell our Astria products.

Accelerate Market Adoption of Video Over Telco Networks

To encourage service providers to more rapidly accept the business case for video over telco networks, we are working simultaneously on several initiatives to:

•	continue to educate the market on the viability of digital video processing solutions by using our existing customers as references and benchmarks for prospective customers. To do so, we will continue to host user group conferences, speak at public conferences, issue joint press releases with new customers and arrange meetings between potential and current customers;

•	continue to expand our advanced encoding technology to lower the data transfer rate of video streams to extend the reach of video over DSL networks and allow new services such as high-definition TV;

•	continue to work with partners to simplify and lower the cost of deploying end-to-end solutions; and

•	continue to work with and lead standards bodies to facilitate the rapid adoption of new technologies and standards.

Partner with Leading Industry Vendors to Provide End-to-End Solutions

To deliver a complete end-to-end video solution, we are partnering with leading industry vendors that provide key system elements such as broadband access systems, network switches and routers, customer premises set-top boxes, video-on-demand systems and service management software that, together with our Astria content processor products, provide a complete video solution. As a result, we have focused our business development and strategic marketing efforts on working with such partners to facilitate a cost-effective, ready-to-deploy, high-performance solution based on customers’ architecture and business requirements. Our strategy with these partners is to design, develop, market and sell end-to-end systems solutions that will allow any form of video content (including broadcast TV, video-on-demand and streaming media from the Internet) to be carried over any telephony network to any TV, personal computer, or mobile end-user device.

Selectively Pursue Acquisitions to Expand Our Markets and Product Offerings

In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge and global customer base. Since 2000, we have completed five acquisitions, including the acquisition of VideoTele.com in November 2002 and the acquisition of Copper Mountain Networks, Inc. in June 2005. The products and technologies that we acquired through these acquisitions have facilitated our entry into new markets, expanded our product line in existing markets, and added additional technical expertise to develop new products for evolving markets in the future. Going forward, we anticipate our acquisition efforts will be focused on targets that will further extend our existing video-based products and markets.

Our Products

We design, develop and sell video content processing systems and broadband transport and service management products. Our digital TV headend system enables telephony-based service providers to transport broadcast quality digital video signals across their networks and our digital video transmission systems optimize the delivery of video signals across enterprise, government and education networks. Our video services processing system reformats video in IP packets for carriage over radio-frequency fiber or coaxial cable networks. Our broadband transport and service management products enable the transmission of broadband data over existing hotels and private campus networks.

Video Processing Systems

Our video processing products must interoperate with other products from third-parties to enable a complete end-to-end broadcast TV system. To ensure proper interoperation for our customers, we offer a system integration service whereby we purchase, assemble, configure and test key components together before delivering the integrated system to the customer. Typical third-party components include satellite receivers, antennas and decoders, network switches and routers, radio frequency modulation units, and service management software.

Astria CP (Content Processor). Our Astria CP is a digital video processing platform typically used by carriers at a digital TV headend location to convert hundreds of TV channels into low, constant-data-transmission-rate video formats for delivery over any broadband access network. It is a third-generation, video processing system that we have specifically designed for the digital TV marketplace. The Astria CP uses our QualView™ software applications that employ patented and patent pending technologies to deliver high quality video when converting satellite-based variable data transmission rate video and audio signals to low, constant-data-transmission-rate content for delivery over telco networks. These QualView applications can separate the desired TV channels from a mix of over 200 channels received from various satellites, lower the data transmission rate of the desired channels, and convert the video signals to the appropriate network interface and protocol. The Astria CP also supports encoder modules that convert uncompressed video signals to compressed constant-data-transmission-rate video streams.

Each Astria CP can process up to 200 video and audio channels, depending on the type of processing required. The Astria CP works with various telephone company copper, fiber, or cable networks providing ultimate flexibility when designing a commercial video delivery system. The Astria CP may be populated with a mix of video encoders and flexible processor modules, which in turn may be configured and reconfigured with a simple QualView software download to enable a variety of video processing functions. Up to 12 system modules may be configured within a single Astria chassis.

The Astria CP processes video content in standard MPEG-1 or MPEG-2 formats as well as MPEG-4 AVC encoding technology. MPEG-4 AVC provides lower encoding rates and more advanced interactivity than previous MPEG standards provided. We deployed the first commercial Astria CP supporting MPEG-4 AVC in the first half of 2005. This model of our Astria CP enables our customers to reach the next stage of video transmission rate reduction without having to upgrade their complete headend, thus preserving the customer’s original investment.

Astria RCP (Remote Content Processor). For service providers delivering digital TV over regional or statewide networks, our Astria RCP provides an affordable way to distribute video signals sourced from a single digital TV headend. The Astria RCP typically accepts pre-processed TV channels from a centralized Astria CP via a fiber backbone network and performs appropriate network and protocol conversion for delivery of the video streams over a variety of telco access networks. The Astria RCP can also be used to encode and compress local TV channels and to insert advertisements into the feeds from national or local channels. This flexibility allows service providers to place Astria RCPs at the edge of a fiber optic transport network to deliver aggregated and localized content to a specific region or community. The ability to add or drop channels into the line-up at the edge of the transport network allows service providers to incorporate local programming, advertising, and emergency alert system content. This capability enables a service provider to offer a customized mix of channels and content that is relevant to local subscribers. The Astria RCP is available in four-, two- and one- slot form factors.

Several service providers have announced plans to offer MPEG-4 AVC signals over a satellite infrastructure. If these services become available, the Astria RCP can be used at a receiving site to perform protocol translation, local channel encoding, and local ad insertion as if the national content came from a fiber network instead of a satellite network.

Astria VSP (Video Service Processor). Our Astria VSP is a high-density integrated platform for simulcasting both analog and digital video programs at the edge of a carrier’s IP network. The Astria VSP provides scalability, flexibility and reliability built on a powerful, highly programmable architecture consisting of network processors, Field Programmable Gate Arrays, or FPGAs and Digital Signal Processors or DSPs. As telco service providers seek to leverage the cost and operational benefits of IP networks to deliver advanced video services, intelligent devices are required at the edge of these IP networks where they meet last-mile radio frequency, or RF, access networks. At the IP edge the Astria VSP converts video and audio channels to both analog and digital formats for delivery over either coax cable or fiber to the premises, or FTTP.

Aveon ™ Element Management System. Our Aveon Element Management System enables the service provider to configure and monitor Astria CP and RCP systems across wide area networks. The ability to use Aveon to create a single network view of the system gives service providers a simple to use yet powerful tool for controlling all aspects of operating a video network from a single management location.

T-View ™ Element Management System. Our T-View Element Management System supports the Astria VSP, Astria CP, and third-party network elements. T-View is a proven application that has been deployed in one of the world’s largest broadband networks managing over 3000 remote nodes. It provides complete graphical-user-interfaces for all network operations functions and easy integration with service providers’ operations support systems.

Video Transmission Systems for Enterprise and Government Applications. Our video transmission system leverages the software components and hardware modules used within the Astria CP, but is packaged in a smaller form factor for private enterprise and government markets.

Our video transmission system delivers mission critical, high-quality video in real-time for private network applications or local encoding at the edge of networks used for public broadcast service. Each chassis is designed to hold multiple encoders, decoders and network interfaces. It supports up to 6 system modules in contrast to the Astria CP that supports up to 12 system modules. The system works across satellite, radio, or fiber networks. An embedded web server controls and manages the system via an intuitive web-based graphical user interface, enabling administration of the product from any location on the network. Our video transmission system is also supported by third-party scheduling software for video conferencing and distance learning applications.

Broadband Transport and Service Management Products

In addition to our video processing products, we sell broadband transport and service management products. The market for these systems is characterized by the need to transport high-speed data signals across private buildings or campus locations, where the only available transmission facility is composed of copper telephone wires. We have been a participant in this market since the introduction of our first XL Ethernet extension product in 1992. Applications within this market include: (i) connecting hotel guests to broadband Internet services over the hotel’s telephone wires, (ii) connecting video surveillance cameras, back office PC’s, and railroad station ticket machines to a backbone network, and (iii) connecting two local area networks, or LANs, across a business campus without having to run new wires or cables.

Our mT2a line of products uses proprietary powering technology coupled with DSL technology to provide a high-performance, easy to install solution that can deliver broadband connectivity over a single pair of copper telephone wires for broadband Internet, video, and voice applications across multi-tenant complexes such as hotels, apartments and hospitals.

Our XL line of Ethernet extension products is often used by individual enterprises to extend their data networks over distances that cannot be accommodated by standard Ethernet wiring. Various XL products operate over distances of up to 20,000 feet, at data transmission rates up to 10 Mbps, all over a single pair of ordinary telephone wires. We recently introduced a new XLP-6800 product that has been designed to deliver both power and broadband connectivity over ordinary telephone-grade wires to distances as long as 8,000 feet. This product is being evaluated by several customers and is not yet available for sale.

Customers and Markets

Our target customers for our Astria video content processing systems are telephony-based incumbent local exchange companies, independent operating telephone companies and international post, telephone and telegraph companies that aim to deliver advanced video services over their existing copper, fiber or coaxial cable infrastructures. Target customers for our Astria video service processor are tier one regional telephone companies in the Untied States, telephony-based incumbent local exchange companies, independent operating telephone companies and international post, telephone and telegraph companies that aim to deliver advanced video services over their existing copper, fiber or coaxial cable infrastructures. Target customers for our video transmission systems include government agencies. Target customers for our broadband data systems are system integrators, competitive carriers for the hospitality industry, and private educational and commercial entities.

Service Providers

Over 160 service providers now use our Astria products to deliver digital TV over DSL and other broadband networks. We installed our first commercial digital TV headend at Chibardun Telephone Cooperative in Dallas, Wisconsin in 2000. Since that time, we have deployed our digital TV headend solution throughout the world to service providers that range in size from 5,000 to more than 500,000 access lines.

Our international sales to service providers have been concentrated primarily in Asia, Europe, the Middle East, and Mexico. In 2002, Telenor AS, Norway’s largest telecommunications provider with more than 1.8 million customers, launched digital TV services over its network using an Astria CP. In 2003, PCCW, which acquired the former Hong Kong Telephone Company in 2000, launched service to its customers from an Astria headend and signed up more than 150,000 customers to its Broadband TV service in the first two months after launch. Currently, PCCW is delivering service to more than 500,000 customers from an Astria headend. Additionally in 2003, our broadband transport and service management products were deployed by Telefonos de Mexico, S.A., or TelMex, to offer a national “hot spot” wireless Internet in Mexico’s major public facilities such as airports, hotel lobbies, restaurants and hospitals.

We expect the small to medium sized independent telephone operating companies in the United States to remain the primary near-term market for Astria products. In 2005, we saw tier-one telcos in the U.S. begin to test, and in one case deploy, broadcast video services over their access networks. We expect that tier-one telco market opportunities for our products will continue to expand over the next several quarters.

Distributors and System Integrators

We market our broadband transport and service management products to domestic and international system integrators who in turn market and sell our products to educational and government institutions, commercial enterprises, regional competitive service providers and national carriers. Our distributors and system integrators include local resellers, large volume distributors such as Ingram Micro Inc., and international integrators such as Huawei Technologies Ltd. and ZTE Kangxun Telecom Co., Ltd.

Marketing, Sales and Customer Support Marketing

We seek to increase both the demand and visibility of our products in the markets we serve through attendance at major industry tradeshows and conferences, distribution of sales and product literature, operation of a company web site, direct marketing and ongoing communications with our customers, the press, and industry analysts. As appropriate, we enter into cooperative marketing and/or development agreements with strategic partners that may include key customers, and manufacturers of various products, including radio, fiber, video equipment, set-top boxes and others.

Sales

In North America, we sell our products primarily to service providers and through multiple sales channels, including a select group of regional value added resellers, system integrators and distributors. Internationally, we sell and market our products through systems integrators and distributors. We have regional account managers throughout the United States and sales offices in Beijing, China. Sales to customers outside of the United States accounted for approximately 18.4%, 23.3% and 22.6% of revenue for the years ended December 31, 2003, 2004 and 2005 respectively. We believe that our products can serve the substantial emerging market for digital video and high-speed data access products world-wide and we are continuing to expand our sales channels to capitalize upon these opportunities.

Customer Support

We believe that consistent high-quality service and support is a key factor in attracting and retaining customers. Service and technical support of our products is coordinated by our customer support organization. Our systems application engineers, located in each of our sales regions, support pre-sales and post-sales activities. Customers can also access technical information and receive technical support via our web site.

Our systems integration group in Cary, Illinois integrates our products with third-party equipment and then tests, delivers and installs complete headend systems for our customers that require an end-to-end solution.

Research and Development

Our research and development efforts are focused on enhancing our existing products and developing new products through our emphasis on early stage system engineering. Most of our research and development efforts relate to our video content processing and video service processor technologies. The product development process begins with a comprehensive functional product specification based on input from the sales and marketing organizations. We incorporate feedback from end users and distribution channels, and through participation in industry events, industry organizations and standards development bodies, such as the Broadband World Forum and MPEG-4 AVC Industry Forum. Key elements of our research and development efforts include:

•	Core Designs. We develop and/or acquire platform architectures and core designs that allow for cost-effective deployment and flexible upgrades that meet the needs of multiple markets and applications. These designs emphasize quick time to market and future cost reduction potential. The Astria, mT2a, and XLP platforms are a direct result of this effort.

•	Product Line Extensions. We seek to extend our existing product lines through product modifications and enhancements in order to meet the needs of particular customers and markets. Products resulting from our product line extension efforts include the Astria RCP, Astria VSP and the video transmission system.

•	Use of Industry Standard Components. Our design philosophy emphasizes the use of industry standard hardware and software components whenever possible to reduce time to market, decrease the cost of goods, and reduce the risks inherent in new design. We maximize the use of third-party software for operating systems and certain protocol stacks, which allows our software engineers to concentrate on hardware-specific drivers, user interface software and advanced features.

•	New Technologies. We seek to enhance our product lines by incorporating emerging technologies, such as MPEG-4 AVC, advanced multi-service stream processing, higher speed fiber interfaces and new network management software features. Additionally, our active involvement in industry-based standards associations, such as the MPEG-4 AVC standards body, enables us to incorporate recommended platform architectures and standards into our technology.

•	Technical Standards Compliance. We design our various systems and product lines to incorporate technical standards developed by worldwide organizations, including International Telecommunications Union, Institute of Electrical and Electronic Engineers, American National Standards Institute, or ANSI, European

Telecommunications Standards Institute, or ETSI, and the Full-Service VDSL Committee. Important capabilities supported by these standards include network quality of service, MPEG encoding, Internet Group Management Protocol, Dynamic Host Configuration Protocol, and Network Address Translation.

Intellectual Property

Our success and ability to compete depends in part upon on our proprietary technology and our ability to protect that technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We currently hold 43 United States patents and 21 foreign patents and have 9 United States patent applications pending and 21 foreign patent applications pending. Furthermore, as a result of our acquisition of VTC, Tektronix has agreed not to assert against us or any of our affiliates or customers any of its patents that are based on applications filed prior to November 7, 2002 or that are based on inventions conceived or reduced to practice prior to that date where the assertion relates to our products for generating, processing or delivering video, audio or data for the education, entertainment, conferencing or security markets. We leverage readily available technology and standard components by adding proprietary software enhancements to gain competitive advantage, increase performance and lower cost. In addition, we have substantial trade secrets in the area of processing and managing video streams.

Manufacturing

We do not manufacture any of our own products. We rely on contract manufacturers and third-party OEMs to manufacture, assemble, test and package our products. We require International Organization for Standardization (ISO) 9002 registration for our contract manufacturers as a condition of qualification. We monitor each contractor’s manufacturing process performance through audits, testing and inspections. Each contractor’s quality is also rigorously assessed through incoming testing and inspection of packaged products received from each contractor. In addition, we monitor the reliability of our products through in-house repair, reliability audit testing and field data analysis.

We currently purchase a substantial portion of the raw materials and components used in our products through contract manufacturers. We forecast our product requirements to maintain sufficient product inventory to ensure that we can meet the required delivery times demanded by our customers. Our future success will depend in significant part on our ability to obtain manufactured products on time, at low costs and in sufficient quantities to meet demand.

Competition

The market for video and broadband data systems is intensely competitive, and we expect that this market will continue to become more competitive in the future. Our immediate competitors for digital TV markets have been primarily small private companies that were focused on a narrower product line than ours and thereby may have been able to devote substantially more targeted resources to developing, marketing and selling new products than we can. The market is currently evolving as we witness consolidation of competitors therefore, we expect to compete with larger public companies, including Harmonic, Inc., Tandberg Television ASA, Scientific-Atlanta and Motorola, Inc. These competitors have achieved success in providing TV headend components for cable multiple system operators and satellite TV providers. Although their products have been designed specifically to meet the needs of cable networks, we expect these competitors to market some of their products for use in TV over DSL applications. We attribute our success in this market to the quality, cost-effectiveness, and unique capabilities of our Astria video content processing system.

Indirect competition for our video content processing systems may arise from certain satellite service providers such as SES-Americom that intend to offer pre-compressed, constant-bit-rate video delivered via satellite to local terrestrial networks. If such a service were to be offered at competitive prices, the need for large local video headends would diminish, although there could be increased demand for our products which enable local encoding, protocol translation, and ad insertion.

Our competition in the market for surveillance and broadcast video transmission systems primarily comes from small private companies and public companies such as Tandberg that together offer a wide array of products with special features and functions. A few of these companies also compete with us in the digital TV headend market. Our competitive success in this market has depended upon having the right form factor and set of features required for a specific application, our long established distribution channels, and our ability to quickly modify an existing product to support the required features.

Our broadband transport products business tends to compete against public network equipment providers, such as Zhone Technologies, and private and foreign companies. To maintain our competitive position in the private broadband market, we have focused our product development efforts on cost reduction and feature enhancement. Our expertise in particular vertical markets such as the hospitality industry, and our relationships with system integrators in those markets allow us to compete more effectively against larger competitors. We believe that we are among the market leaders for broadband systems in the United States hospitality industry.

All of our competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than we can. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not harm our business.

Employees

As of June 30, 2006, we employed 119 people, including 21 in manufacturing operations and customer support, 33 in sales and marketing, 49 in research and development and 16 in general and administrative.

None of our employees are represented by a labor union. We consider our relations with our employees to be good and we have experienced no work stoppages to date. Competition for skilled personnel in our industry remains strong and our future depends, in part on our ability to attract and retain a skilled workforce and key personnel. We cannot assure you that we will be successful in retaining key personnel or that we will be able to attract and retain skilled workers in the future.

THE OFFERING

On August 23, 2006, we completed the sale of $7,000,000 of 8% Convertible Senior Subordinated Notes and Warrants to purchase 2,815,766 shares of our common stock at an exercise price of $1.36 per share in a private transaction with institutional investors, which we refer to in this prospectus as the private placement. The Notes are convertible into 5,631,539 shares of our common stock. This prospectus covers the resale of up to 10,099,226 shares of our common stock sold in the private placement. We are registering our common stock for disposition by the selling stockholders. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

RISK FACTORS

You should carefully consider each of the following factors as well as the other information in this prospectus in evaluating our business and our prospects. The risks and uncertainties describe below are not the only ones we face. Additional risks and uncertainties not presently know to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline, which could result in a complete loss of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related Notes.

In this section on risk factors, pronouns such as “we,” “our” and “us” refer to Tut Systems.

We have a history of significant losses, and we may never achieve profitability.

We have incurred substantial net losses and experienced negative cash flow for each quarter since our inception. As of June 30, 2006, we had an accumulated deficit of $320.9 million. We expect to incur losses in the near future. Moreover, we may never achieve profitability and, even if we do, we may not be able to maintain profitability. We may not be able to generate a sufficient level of revenue to offset our current level of expenses. Moreover, because our expenditures for sales and marketing, research and development, and general and administrative functions are relatively fixed in the short-term, we may be unable to adjust our spending in a timely manner to respond to any unanticipated decline in revenue. If we fail to achieve and maintain profitability within the timeframe expected by securities analysts or investors, then the market price of our common stock will likely decline.

We may be unable to meet our liquidity and capital requirements in the future.

Our future liquidity and capital requirements are difficult to predict, as they depend on numerous factors, including the success of our existing product and service offerings, as well as competing technological and market developments. At the present time, we are somewhat cash constrained. As of June 30, 2006 and August 31, 2006, we had zero and $2 million, respectively of remaining borrowing capacity under our secured line of credit, which expires September 23, 2007. We may need to raise additional funds in order to meet additional working capital requirements and to support additional capital expenditures or acquisition of assets or a business. Should this need arise, additional funds may not be available when needed and, even if additional funds are available, we may not find the terms favorable or commercially reasonable. If adequate funds are unavailable, we may be required to delay, scale back or eliminate some of our operating activities, including, without limitation, the timing and extent of our marketing programs, capital expenditures and research and development activities and we may be required to reduce headcount. If we raise additional funds by issuing equity securities, our existing stockholders will own a smaller percentage of our capital stock and new investors may pay less on average for their securities than, and could have rights superior to, existing stockholders.

Each sale of our digital headend systems represents a significant portion of our revenue for any given quarter and our failure to meet our quarterly sales forecast could have a material adverse impact on our financial results for that quarter.

A large part of our quarterly revenue is associated with the sale of digital headend systems. Each sale represents a significant portion of our revenue for each quarter. We base our operating forecast on our historical sales. Because of the high cost per unit of our digital headend systems, if we were to sell even one less system than our forecasted number of headend sales per quarter, such a decrease in sales would have a material and adverse impact on our revenue for that quarter.

We operate in an intensely competitive marketplace, and many of our competitors have greater resources than we do.

Our primary competitors in the digital TV headend market have been small private companies that were focused on a more narrow product line than ours, thereby allowing these competitors to devote substantially more targeted resources to developing and marketing new products than we can. As the market is currently evolving, we are witnessing a consolidation of competitors and in the future, we expect more competition from large public companies like Harmonic, Inc., Tandberg Television ASA, Scientific Atlanta (SA) and Motorola, Inc., all of which have substantially greater financial, technical and other resources than we do. These competitors have achieved success in providing TV headend components for cable multiple system operators and satellite TV providers. Although their products have been designed specifically to meet the needs of cable networks, we expect these competitors to market some of their products for use in TV over DSL applications.

Indirect competition for our video content processing systems may arise from certain satellite service providers such as SES-Americom that intend to offer pre-compressed, constant-bit-rate video delivered via satellite to local terrestrial networks.

Our competition in the market for surveillance and broadcast video transmission systems primarily comes from small private companies and public companies such as Tandberg that together offer a wide array of products with special features and functions. A few of these companies also compete with us in the digital TV headend market.

Our private broadband network products business tends to compete against public network equipment providers, such as Zhone Technologies, and private and foreign companies.

To the extent that any of these current or potential future competitors enter or expand further into our markets, develop superior technology and products or offer superior prices or performance features relative to our products, such competition could result in lost sales and severe downward pressure on our pricing, either of which would adversely affect our revenue and profitability.

Commercial acceptance of any technological solution that competes with technology based on communication over copper telephone wire could materially and adversely impact demand for our products, our revenue and growth strategy.

The markets for video content processing, transmission and high-speed data access systems and services are characterized by several competing communication technologies, including fiber optic cables, coaxial cables, satellites and other wireless facilities. Many of our products are based on communication over copper telephone wire. Because there are physical limits to the speed and distance over which data can be transmitted over copper wire, our products may not be a viable solution for customers requiring service at performance levels beyond the current limits of copper telephone wire. Our customer base is concentrated on telephone service providers that have a large investment in copper wire technology. If these customers lose market share to their competitors who use competing technologies that are not as constrained by physical limitations as copper telephone wire, and that are able to provide faster access, greater reliability, increased cost-effectiveness or other advantages, demand for our products will decrease. Moreover, to the extent that our customers choose to install fiber optic cable or other transmission media as part of their infrastructure, or to the extent that homes and businesses install other transmission media within buildings, demand for our products may decline. The occurrence of any one or more of these events would harm demand for our products, which would thereby adversely affect our revenue and growth strategy.

If the projected growth in demand for video services from telephone service providers does not materialize or if our customers find alternative methods of delivering video services, future sales of our video content processing systems will suffer.

We manufacture video content processing systems that enable telephone service providers to offer video services to their customers. Our customers, the telephone service providers, face competition from cable companies, satellite service providers and wireless companies. For some users, these competing solutions provide fast access, high reliability and cost-effective solutions for delivering data, including video services. Telephone service providers hope to maintain their market share in their core business of voice telephony as well as increase their revenue per customer by offering their customers more services, including video services and high-speed data services. However, if the telephone service providers find alternative ways of maintaining and growing their market share in their core business that do not require that they offer video services, demand for our products will decrease substantially. Moreover, if technological advancements are developed that allow our customers to provide video services without upgrading their current system infrastructure, or that offer our customers a more cost-effective method of delivering video services, sales of our video content processing systems will suffer. Alternatively, even if the telephone service providers choose our video content processing systems, the service providers may not be successful in marketing video services to their customers, in which case our sales would decrease substantially.

Our operating results fluctuate significantly from quarter to quarter, and this may cause the price of our stock to decline.

Over the last 12 quarters, our revenue per quarter has fluctuated between $5.1 million and $11.5 million. Over the same periods, our losses from operations as a percentage of revenue have fluctuated between approximately 5.2% and 71.1% of revenue. We anticipate that our sales and operating margins will continue to fluctuate. We expect this fluctuation to continue for a variety of reasons, including:

•	the timing of customers’ purchase decisions, acceptance of our new products and possible cancellations;

•	competitive pressures, including pricing pressures from our partners and competitors;

•	delays or problems in the introduction of our new products;

•	announcements of new products, services or technological innovations by us or our competitors; and

•	management of inventory levels.

Fluctuations in our sales and operating margins will make it more difficult for us to accurately forecast our results of operations and this could negatively impact the market price of our stock.

We depend on international sales for a significant portion of our revenue, which subjects our business to a number of risks. If we are unable to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

Sales to customers outside of the United States accounted for approximately 16.6% and 15.5% of revenue for the six months ended June 30, 2005 and 2006 respectively. Sales and operating activities outside of the United States are subject to inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies; tariffs, quotas, taxes and other market barriers; political and economic instability; restrictions on the export or import of technology; potentially limited intellectual property protection; difficulties in staffing and managing international operations and potentially adverse tax consequences. Any of these factors may have a material adverse effect on our ability to grow or maintain international revenue.

We expect sales to customers outside of the United States to represent a significant and growing portion of our revenue. However, we cannot assure you that foreign markets for our products will develop at the rate or to the extent that we anticipate. If we fail to generate significant international sales, our revenue, profitability and share price could be materially and adversely affected.

The sales cycle for video content processing systems is long and unpredictable, which requires us to incur high sales and marketing expenses with no assurance that a sale will result.

The sales cycle for our headend systems can be as long as 12-18 months. Additionally, with respect to the sale of our products to U.S. and foreign government organizations, we may experience long sales cycles as a result of government procurement processes. As a result, while we continue to incur costs associated with a particular sale prior to payment from the customer, we may not recognize revenue from efforts to sell particular products for extended periods of time. As a result, our quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and may not provide an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the market price of our common stock.

If we fail to accurately forecast demand for our products, our revenue, profitability and reputation could be harmed.

We rely on contract manufacturers and third-party equipment manufacturers, or OEMs, to manufacture, assemble, test and package our products. We also depend on third-party suppliers for the materials and parts that constitute our products. Our reliance on contract manufacturers, OEMs and third-party suppliers requires us to accurately forecast the demand for our products and coordinate our efforts with those of our contract manufacturers, OEMs and suppliers. We often make significant up-front financial commitments with our contract manufacturers, OEMs and suppliers in order to procure the raw materials and begin manufacturing and assembly of the products. If we fail to accurately forecast demand or coordinate our efforts with our suppliers, OEMs and contract manufacturers, we may face supply, manufacturing or testing capacity constraints. These constraints could result in delays in the delivery of our products, which could lead to the loss of existing or potential customers and could thereby result in lost sales and damage to our reputation, which would adversely affect our revenue and profitability. Further, we outsource the manufacturing of our products based on forecasts of sales. If orders for our products exceed our forecasts, we may have difficulty meeting customers’ orders in a timely manner, which could damage our reputation or result in lost sales. Conversely, if our forecasts exceed the orders we actually receive and we are unable to cancel future purchase and manufacturing commitments in a timely manner, our inventory levels would increase. This could expose us to losses related to slow moving and obsolete inventory, which would have a material adverse effect on our profitability.

If we fail to develop and introduce new products in response to the rapid technological changes in the markets in which we compete, we will not remain competitive.

The markets for video content processing, transmission and high-speed data access systems are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end-user requirements and evolving industry standards. To remain competitive, we must continually improve the performance, features and reliability of our products. For example, advances in compression technology are leading the video content processing industry to begin the transition to next generation compression standards. These advances will allow for further reductions in the bandwidth required to deliver standard definition video channels and introduce the capability of delivering high-definition television over asymmetrical digital subscriber lines or ADSL, for the first time. ADSL is a new technology that allows more data to be transmitted over copper telephone lines than standard DSL. Further advances in compression technology, or the emergence of new industry standards would require that we modify or redesign our products to incorporate, and remain compatible with, emerging technologies and industry standards.

We cannot assure you that we will be able to respond quickly and effectively to technological change. We may have only limited time to enter certain markets, and we cannot assure you that we will be successful in achieving widespread acceptance of our products before competitors can offer products and services similar or superior to our products. If we fail to introduce new products that address technological changes or if we experience delays in our product introductions, our ability to compete would be adversely affected, thereby harming our revenue, profitability and growth strategy.

Fluctuations in interest and currency exchange rates may decrease demand for our products.

Substantially all of our foreign sales are invoiced in U.S. dollars. As a result, fluctuations in currency exchange rates could cause our products to become relatively more expensive for international customers, thereby reducing demand for our products. We anticipate that we will generally continue to invoice foreign sales in U.S. dollars. We do not currently engage in foreign currency hedging transactions. However, as we expand our current international operations, we may allow payment in foreign currencies and, as a result, our exposure to foreign currency transaction losses may increase. To reduce this exposure, we may purchase forward foreign exchange contracts or use other hedging strategies. However, we cannot assure you that any currency hedging strategy would be successful in avoiding exchange-related losses. Any such losses would adversely impact our profitability.

If our contract manufacturers, third-party OEMs and third-party suppliers fail to produce quality products or parts in a timely manner, we may not be able to meet our customers’ demands.

We do not manufacture our products. We rely on contract manufacturers and OEMs to manufacture, assemble, package and test substantially all of our products and to purchase most of the raw materials and components used in our products. Additionally, we depend on third-party suppliers to provide quality parts and materials to our contract manufacturers and OEMs, and we obtain some of the key components and sub-assemblies used in our products from a single supplier or a limited group of suppliers. Neither we nor our contract manufacturers or OEMs have any guaranteed supply arrangements with the suppliers. If our suppliers fail to provide a sufficient supply of key components, we could experience difficulties in obtaining alternative sources at reasonable prices, if at all, or in altering product designs to use alternative components. Moreover, if our contract manufacturers or OEMs fail to deliver quality products in a timely manner, such failure would harm our ability to meet our scheduled product deliveries to customers. Delays and reductions in product shipments could increase our production costs, damage customer relationships and harm our revenue and profitability. In addition, if our contract manufacturers and OEMs fail to perform adequate quality control and testing of our products, we would experience increased production costs for product repair and replacement, and our profitability would be harmed. Moreover, defects in products that are not discovered in the quality assurance process could damage customer relationships and result in product returns or product liability claims, each of which could harm our revenue, profitability and reputation.

Design defects in our products could harm our reputation, revenue and profitability.

Any defect or deficiency in our products could reduce the functionality, effectiveness or marketability of our products. These defects or deficiencies could cause customers to cancel or delay their orders for our products, reduce revenue or render our product designs obsolete. In any of these events, we would be required to devote substantial financial and other resources for a significant period of time to develop new product designs. We cannot assure you that we would be successful in addressing any design defects in our products or in developing new product designs in a timely manner, if at all. Any of these events, individually or in the aggregate, could harm our revenue, profitability and reputation.

Our business depends on the integrity of our intellectual property rights. If we fail to adequately protect our intellectual property, our revenue, profitability, reputation or growth strategy could be adversely affected.

We attempt to protect our intellectual property and proprietary technology through patents, trademarks and copyrights, by generally entering into confidentiality or license agreements with our employees, consultants, vendors, strategic partners and customers as needed, and by generally limiting access to and distribution of our trade secret technology and proprietary information. However, any of our pending or future patent or trademark applications may not ultimately be issued as patents or trademarks of the scope that we sought, if at all, and any of our patents, trademarks or copyrights may be invalidated, deemed unenforceable, or otherwise challenged. In addition, other parties may circumvent or design around our patents and other intellectual property rights, may misappropriate our proprietary technology, or may otherwise develop similar, duplicate or superior products. Further, the intellectual property laws and our agreements may not adequately protect our intellectual property rights and effective intellectual property protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

The telecommunications and data communications industries are characterized by the existence of extensive patent portfolios and frequent intellectual property litigation. From time to time, we have received, and may in the future receive, claims that we are infringing third parties’ intellectual property rights. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, divert management time and attention and other resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us. In addition, any such litigation could force us to cease selling or using certain products or services, or to redesign such products or services. Further, we may in the future, initiate claims or litigation against third-parties for infringement of our intellectual property rights or to determine the scope and validity of our intellectual property rights or those of competitors. Such litigation could result in substantial costs and diversion of resources. Any of the foregoing could have an adverse effect upon our revenue, profitability, reputation or growth strategy.

If we fail to provide our customers with adequate and timely customer support, our relationships with our customers could be damaged, which would harm our revenue and profitability.

Our ability to achieve our planned sales growth and retain customers will depend in part on the quality of our customer support operations. Our customers generally require significant support and training with respect to our products, particularly in the initial deployment and implementation stage. As our systems and products become more complex, we believe our ability to provide adequate customer support will be increasingly important to our success. We have limited experience with widespread deployment of our products to a diverse customer base, and we cannot assure you that we will have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. Our failure to provide sufficient support to our customers could delay or prevent the successful deployment of our products. Failure to provide adequate support could also have an adverse impact on our reputation and relationship with our customers, could prevent us from gaining new customers and could harm our revenue and profitability.

We routinely evaluate acquisition candidates and other diversification strategies.

We have completed a number of acquisitions as part of our efforts to expand and diversify our business. For example, we acquired our video content processing and video transmission businesses from Tektronix in November 2002 when we purchased its subsidiary, VTC. In addition, on June 1, 2005, we completed an acquisition with Copper Mountain Networks, Inc.

We intend to continue to evaluate new acquisition candidates, divestiture and diversification strategies, and if we fail to manage the integration of acquired companies, it could adversely affect our operations and growth strategy. Any acquisition involves numerous risks, including difficulties in the assimilation of the acquired company’s employees, operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company’s key employees. Additionally, we may incur unanticipated expenses, difficulties and other adverse consequences relating to the integration of technologies, research and development, and administrative and other functions. Any future acquisitions may also result in potentially dilutive issuances of our equity securities, acquisition or divestiture related write-offs and the assumption of debt and contingent liabilities. Any of the above factors could adversely affect our revenue, profitability, operations or growth strategy.

Failure to integrate acquired businesses into our operations successfully could adversely affect our business.

As part of our strategy to develop and identify new products and technologies, we have made acquisitions, such as our acquisition of Copper Mountain. We are likely to make more acquisitions in the future. Our integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. These efforts result in additional expenses and involve significant amounts of management’s time that cannot then be dedicated to other projects. Our failure to manage successfully and coordinate the growth of the combined company could also have an adverse impact on our business. In addition, there is no guarantee that any of the businesses we acquire will become profitable or remain so. If our acquisitions do not reach our initial expectations, we may record unexpected impairment charges. Factors that will affect the success of our acquisitions include but are not limited to:

•	absence of adequate internal controls or presence of significant fraud in the financial systems of acquired companies;

•	any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;

•	our ability to retain key employees; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.

These factors, among others, will affect whether our recent and proposed acquisitions are successfully integrated into our business. Additionally, any future acquisitions may also result in potentially dilutive issuances of our equity securities, acquisition or divestiture related write-offs and the assumption of debt and contingent liabilities. If we fail to integrate acquired businesses into our operations successfully, we may be unable to achieve our revenue, profitability, operations, strategic goals and our competitive position in the marketplace could suffer.

If we fail to manage our expanding operations, our ability to increase our revenues and improve our results of operations could be harmed.

We anticipate that, in the future, we may need to expand certain areas of our business to grow our customer base and exploit market opportunities. In particular, we expect to face numerous challenges in the implementation of our business strategy to focus on selling our products to the larger, more established service providers. To manage our operations, we must, among other things, continue to implement and improve our operational, financial and management information systems, hire and train additional qualified personnel, continue to expand and upgrade core technologies and effectively manage multiple relationships with various customers, suppliers and other third-parties. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to exploit fully the market for our products or systems. If we are unable to manage our operations effectively, our revenue, results of operations and share price could be harmed.

If material weaknesses in our internal control over financial reporting were to develop and we were unable to remedy such weaknesses in an effective and timely manner, such weaknesses could materially and adversely affect our ability to provide the public with timely and accurate material information about Tut Systems.

In order for investors and the equity analyst community to make informed investment decisions and recommendations about our securities, it is important that we provide them with accurate and timely information in accordance with the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act,” and the rules promulgated thereunder. Material weaknesses in our internal control over financial reporting and our disclosure controls and procedures would hinder the flow of timely and accurate information to investors. If such material weaknesses were to develop and we did not address them in a timely matter, investors might sell our shares and industry analysts might either make incorrect recommendations about Tut Systems or else end coverage of Tut Systems altogether, any of which results could harm our reputation and adversely impact our share price.

If our products do not comply with complex government regulations, our product sales will suffer.

We and our customers are subject to varying degrees of federal, state and local as well as foreign governmental regulation. Our products must comply with various regulations and standards defined by the Federal Communications Commission, or FCC. The FCC has issued regulations that set installation and equipment standards for communications systems. Our products are also required to meet certain safety requirements. For example, Underwriters Laboratories must certify certain of our products in order to meet federal safety requirements relating to electrical appliances to be used inside the home. In addition, certain products must be Network Equipment Building Standard certified before certain of our customers may deploy them. Any delay in or failure to obtain these approvals could harm our business, financial condition or results of operations. Outside of the United States, our products are subject to the regulatory requirements of each country in which our products are manufactured or sold. These requirements are likely to vary widely. If we do not obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our products where these regulations apply, which could prevent us from maintaining or growing our revenue or achieving profitability. In addition, regulation of our customers may adversely impact our business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of data and Internet services and other terms on which telecommunications companies conduct their business may impede our entry into certain markets. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards, generally following extensive investigation of competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers, which in turn may harm our sale of products to these customers.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully, which could materially and adversely affect our growth strategy, reputation and share price.

We depend on the performance of Salvatore D’Auria, our President, Chief Executive Officer and Chairman of the Board, and on other senior management and technical personnel with experience in the video and data communications, telecommunications and high-speed data access industries. The loss of any one of them could harm our ability to execute our business strategy, which could adversely affect our reputation and share price. Additionally, we do not have employment contracts with any of our executive officers. We believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

Our stock price is volatile, and, if you invest in Tut Systems, you may suffer a loss of some or all of your investment.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. In particular, trading volume historically has been low and the market price of our common stock has decreased dramatically in recent months. Since the announcement of our acquisition of VTC, the closing price of our common stock, as traded on The Nasdaq National Market, has fluctuated from a low of $0.92 to a high of $7.49 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts, products or technological innovations by us or our competitors; and

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of shares of our common stock could cause our stock price to decline.

Substantially all of our common stock may be sold without restriction in the public markets, subject only in the case of shares held by our officers and directors and affiliates to volume and manner of sale restrictions (other than as described in the following sentence). The approximately 3.3 million shares of common stock that we issued to Tektronix in connection with our November 2002 acquisition of VTC were restricted securities, as that term is defined in Rule 144 under the Securities Act, and therefore subject to certain restrictions. However, we are contractually obligated to file and keep effective a registration statement in order to allow Tektronix to sell these shares to the public. Likewise, Tektronix has the right (subject to certain exceptions) to include these shares in certain registration statements pursuant to which we may sell shares of our common stock. During 2006, Tektronix sold 0.4 million shares of common stock. As of September 1, 2006, Tektronix owned 1.9 million shares of our common stock.

Sales of a substantial number of shares of common stock in the public market, whether or not in connection with the issuance of the shares of common stock underlying the notes and the warrants in connection with this offer, or the perception that these sales could occur could materially and adversely affect our stock price and make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate.

Our charter, bylaws, retention and change of control plans and Delaware law contain provisions that could delay or prevent a change in control.

Certain provisions of our charter and bylaws and our retention and change of control plans, referred to as the “Plans,” may have the effect of making it more difficult for a third-party to acquire, or of discouraging a third- party from attempting to acquire, control of us. The provisions of the charter and bylaws and the Plans could limit the price that certain investors may be willing to pay in the future for shares of our common stock. Our charter and bylaws provide for a classified board of directors, eliminate cumulative voting in the election of directors, restrict our stockholders from acting by written consent and calling special meetings, and provide for procedures for advance notification of stockholder nominations and proposals. In addition, our board has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third-party to acquire a majority of our outstanding voting stock. The Plans provide for severance payments and accelerated stock option vesting in the event of termination of employment following a change of control. The provisions of the charter and bylaws, and the Plans, as well as Section 203 of the Delaware General Corporation Law, to which we are subject, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

We are currently engaged in a securities class action lawsuit which, if it were to result in an unfavorable resolution, could adversely affect our reputation, profitability and share price.

We are currently engaged as a defendant in a lawsuit (i.e., Whalen v. Tut Systems, Inc. et al.) that alleges securities law violations against us and certain of our current and former officers and directors under Section 11 of the Securities Act of 1933, as amended, and Section 10(b) and Rule 10b-5 of the Exchange Act. Additionally, our subsidiary Copper Mountain, which we acquired on June 1, 2005, was in December 2001, along with certain of its officers and directors, named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, now captioned In re Copper Mountain Networks, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-10943 alleging violations of securities laws under Section 11 of the Securities Act of 1933, as amended, and Section 10(b) and Rule 10b-5 of the Exchange Act. As a result of the acquisition, we have inherited the responsibility and obligations of Copper Mountain to defend the claims in that case and we are exposed to any liability that may come out of the claims. The Whalen action and the Copper Mountain action are being coordinated with approximately 300 suits before United States District Judge Shira Scheindlin of the Southern District of New York under the matter In re Initial Public Offering Securities Litigation. While we have reached a settlement with the plaintiffs in the Whalen lawsuit, and prior to the acquisition Copper Mountain reached a settlement in the Copper Mountain action, the settlements are subject to certain contingencies, including court approval of the terms of settlements. If the court does not approve the settlements, or any other applicable contingencies are not resolved or otherwise addressed, we would be required to resume litigation in these matters.

Recent and proposed regulations related to equity compensation could adversely affect earnings, affect our ability to raise capital and affect our ability to attract and retain key personnel.

Since our inception, we have used stock options as a fundamental component of our employee compensation packages. We believe that our stock option plans are an essential tool to link the long-term interests of stockholders and employees, especially executive management, and serve to motivate our employees to make decisions that will, in the long run, give the best returns to stockholders. Effective January 1, 2006, we have adopted SFAS No. 123R. The adoption of this standard may negatively impact our earnings and may affect our ability to raise capital on acceptable terms. To the extent that new accounting standards make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules. Particularly, Section 404 of the Sarbanes-Oxley Act, when it becomes applicable to us, will require management’s annual review and evaluation of our internal control over financial reporting, and attestation of the effectiveness of our internal control over financial reporting by management. We expect that our independent registered public accounting firm will be required to attest to the design and effectiveness of our internal controls over financial reporting beginning with the filing of the annual report on Form 10-K for the fiscal year ended December 31, 2007, and with each subsequently filed annual report on Form 10-K. We expect to incur significant additional accounting and legal expenses in the process of documenting and testing our internal control systems and procedures and in making improvements in order for us to comply with the requirements of Section 404. We cannot predict the outcome of our assessment of our internal control over financial reporting. If we conclude in future periods that our internal control over financial reporting is not effective or if our independent registered public accounting firm is unable to provide an unqualified opinion as of future year-ends, investors may lose confidence in our financial statements, and the price of our stock may suffer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the current expectations, assumptions, estimates and projections of Tut Systems, Inc., or “Tut Systems” about the company and industries. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks include, among other things, risks regarding employee retention and other risks concerning our respective operations as set forth in the section of this prospectus titled “ Risk Factors,” starting on page 11. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our respective forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock, or interests therein, covered by this prospectus. An aggregate of 2,815,766 shares of common stock covered by this prospectus are issuable only upon the exercise of Warrants issued to the selling stockholders. Upon the cash exercise of the Warrants, we would receive cash proceeds of up to $3,818,182. There can be no assurance any of these Warrants will be exercised by the selling stockholders, or, if exercised, that we will receive any cash proceeds upon such exercises. Any cash proceeds received from the exercise of the Warrants will be added to working capital and used for general corporate purposes.

DILUTION

The net tangible book value of our common stock on June 30, 2006 was approximately $12,587, or $0.37 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of our shares of our common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by the purchasers of the shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of $7,000,000 of 8% the Notes and the resulting conversion into 5,631,539 shares in a private transaction with institutional investors, which we refer to in this prospectus as the private placement, our net tangible book value as of June 30, 2006 would have been approximately $19,093, or $0.48 per share. This represents an immediate increase in net tangible book value of $0.11 per share to existing stockholders. The actual prices at which the selling security holders may sell shares of our common stock will vary from time to time. Therefore, the actual amount of dilution that you will experience, if any, will depend upon the price at the time of your purchase.

The following table illustrates this dilution:

Assumed public offering price per share		$1.24
Net tangible book value per share as of June 30, 2006	0.37
Increase in net tangible book value per share attributable to existing stockholders	0.11
Net tangible book value per share after this offering		0.48

Dilution per share to you		$0.76

Warrants to purchase 2,815,766 shares of common stock at an exercise price of $1.36 per share were not included in the computation of dilution above because they have not been exercised. To the extent these warrants are exercised, there will be further dilution to existing stockholders.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be underwriters within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders named in the following table. The following table sets forth certain information known to us regarding the ownership of our common stock as of October 5, 2006.

Name and Address of Beneficial Owner	Shares Beneficially Owned Before Offering	Number of Shares Offered	Number of Shares Owned After the Offering(1)
SF Capital Partners Ltd. (2)	7,358,005	7,358,005	0

Highbridge International LLC (3)(4)	721,374	721,374	0

Rockmore Investment Master Fund, Ltd. (5)(6)	504,961	504,961	0

Nite Capital LP (7)	360,688	360,688	0

Iroquois Master Fund Ltd. (8)	721,374	721,374	0

Otago Partners, LLC (9)	432,824	432,824	0

(1)	Assumes that all shares registered pursuant to this Registration Statement are sold. The selling stockholders may sell all, some or none of their shares pursuant to this Registration Statement. The Registration Statement is being filed to register the shares purchased by the selling stockholders. None of the selling stockholders has informed us of their intent to sell their shares.
(2)	Includes 4,102,977 shares of common stock issued upon conversion of the SF Capital Partners Ltd’s $5,100,000 Note and 1,203,540 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 2,051,488 shares of common stock issuable upon the exercise of a Warrant.
(3)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting and investment control over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Highbridge International LLC.
(4)	Includes 402,253 shares of common stock issued upon conversion of Highbridge International LLC’s $500,000 Note and 117,995 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 201,126 shares of common stock issuable upon the exercise of a Warrant.
(5)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of August 21, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(6)	Includes 281,577 shares of common stock issued upon conversion of Rockmore Investment Master Fund, Ltd.’s $350,000 Note and 82,596 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 140,788 shares of common stock issuable upon the exercise of a Warrant.
(7)	Includes 201,126 shares of common stock issued upon conversion of Nite Capital’s $250,000 Note and 58,998 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 100,563 shares of common stock issuable upon the exercise of a Warrant.
(8)	Includes 402,253 shares of common stock issued upon conversion of Iroquois Master Fund Ltd’s $500,000 Note and 117,995 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 201,126 shares of common stock issuable upon the exercise of a Warrant.
(9)	Includes 241,352 shares of common stock issued upon conversion of Otago Partner, LLC’s $300,000 Note and 70,797 shares issuable upon the Company’s decision to pay interest payable upon the Note in common stock. Also includes 120,675 shares of common stock issuable upon the exercise of a Warrant.

LEGAL MATTERS

DLA Piper US LLP, San Diego, California will pass upon certain legal matters related to the validity of the securities offered for us by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Current Report on Form 8-K of Tut Systems, Inc. dated October 5, 2006 have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the liquidity constraints of the Company as described in Note 14 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and Notes filed as part of the registration statement. This prospectus does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement. Statements in this prospectus concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. For a more complete description of the matter involved, you should refer to the copies of such documents filed as exhibits to the registration statement or that we have otherwise filed with the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information that we file with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. Tut Systems’ common stock is listed on The Nasdaq Global Market.

We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and this information will be updated and superseded by information that we file later with the SEC. This prospectus incorporates by reference the following documents and information, and any future filings that we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on February 23, 2006, for which the financial statements in Item 8 are updated in our Current Report on Form 8-K dated October 5, 2006 to include an emphasis of matter paragraph in the independent accountants’ report and footnote disclosure related to our liquidity and financial condition.

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006 filed on May 10, 2006 and for the quarter ended June 30, 2006 filed on August 21, 2006.

•	Our Current Reports on Form 8-K, filed on January 5, 2006, May 4, 2006 (with respect to Item 5.02 only), and August 24, 2006, respectively.

•	Our Definitive Proxy Statement filed on Schedule 14A for our annual meeting of stockholders held on May 25, 2006, filed on April 18, 2006.

•	The description of our common stock that is contained in the Registration Statement on Form S-1/A, filed on March 23, 2000.

Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address.

Tut Systems, Inc.

6000 SW Meadows Road, Suite 200

Lake Oswego, Oregon 97035

(971) 217-0400

Attn: Investor Relations

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies of supercedes the statement.

10,099,226 Shares

Common Stock

Prospectus

October     , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and distribution

The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee.

Registration fee	$1,022
Printing and engraving expenses*	5,000
Legal fees and expenses*	110,000
Merriman Curhan Ford & Co. placement agent fees	350,000
Accounting fees and expenses*	25,000
Miscellaneous fees and expenses*	1,000

Total	$492,022

*	Estimated for purposes of this filing.

Item 15. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation, as amended, and the registrant’s bylaws, as amended, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 16. Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Tut Systems, Inc., Tiger Acquisition Corporation, Tektronix, Inc. and VideoTele.com, Inc. dated as of October 28, 2002.(1)

2.3	Agreement and plan of Merger and Reorganization by and among the Company, Wolf Acquisition Corp and Copper Mountain Networks, Inc. dated February 11, 2005 (2)

3.1	Second Amended and Restated Certificate of Incorporation of the Company.(3)

3.2	Bylaws of the Company, as currently in effect. (4)

4.1	Form of Warrant, issued on July 22, 2005 to Purchase Common Stock of the Company. (5)

4.2	Form of 8% Convertible Senior Subordinated Promissory Note of the Company. (6)

4.3	Form of Warrant, issued on August 23, 2006, to Purchase Common Stock of the Company. (6)

4.4	Registration Rights Agreement by and among the Company and the Investors named therein, dated July 19, 2005. (5)

4.5	Registration Rights Agreement by and among Tut Systems, Inc. and the Investors named therein, dated August 22, 2006 (6)

5.1	Opinion of DLA Piper US LLP

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3	Consent of DLA Piper US LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-4)

(1)	Incorporated by reference to our Current Report on Form 8-K dated October 29, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K dated February 14, 2005.
(3)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-60419) as declared effective by the Securities and Exchange Commission on January 28, 1999.
(4)	Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.
(5)	Incorporated by reference to our Current Report on Form 8-K dated July 19, 2005 as filed July 25, 2005.
(6)	Incorporated by reference to our Current Report on Form 8-K dated August 22, 2006 as filed on August 24, 2006.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses field in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lake Oswego, State of Oregon, on the 6th day of October, 2006.

TUT SYSTEMS, INC.

By:	/s/ Salvatore D’Auria
Salvatore D’Auria President, Chief Executive Officer (Principal Executive Officer)

By:	/s/ Scott Spangenberg
Scott Spangenberg, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Salvatore D’Auria and Scott Spangenberg and each of them acting individually, as his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments said Registration Statement.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title(s)	Date

/s/ Salvatore D’Auria Salvatore D’Auria	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	October 6, 2006

/s/ Scott Spangenberg Scott Spangenberg	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	October 6, 2006

/s/ Neal Douglas Neal Douglas	Director	October 6, 2006

/s/ Clifford Higgerson Clifford Higgerson	Director	October 6, 2006

/s/ Steven Levy Steven Levy	Director	September 26, 2006

Roger Moore	Director

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among Tut Systems, Inc., Tiger Acquisition Corporation, Tektronix, Inc. and VideoTele.com, Inc. dated as of October 28, 2002.(1)

2.3	Agreement and plan of Merger and Reorganization by and among the Company, Wolf Acquisition Corp and Copper Mountain Networks, Inc. dated February 11, 2005 (2)

3.1	Second Amended and Restated Certificate of Incorporation of the Company.(3)

3.2	Bylaws of the Company, as currently in effect. (4)

4.1	Form of Warrant, issued on July 22, 2005 to Purchase Common Stock of the Company. (5)

4.2	Form of 8% Convertible Senior Subordinated Promissory Note of the Company. (6)

4.3	Form of Warrant, issued on August 23, 2006, to Purchase Common Stock of the Company. (6)

4.4	Registration Rights Agreement by and among the Company and the Investors named therein, dated July 19, 2005. (5)

4.5	Registration Rights Agreement by and among Tut Systems, Inc. and the Investors named therein, dated August 22, 2006 (6)

5.1	Opinion of DLA Piper US LLP

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3	Consent of DLA Piper US LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-4)

(1)	Incorporated by reference to our Current Report on Form 8-K dated October 29, 2002.
(2)	Incorporated by reference to our Current Report on Form 8-K dated February 14, 2005.
(3)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-60419) as declared effective by the Securities and Exchange Commission on January 28, 1999.
(4)	Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.
(5)	Incorporated by reference to our Current Report on Form 8-K dated July 19, 2005 as filed July 25, 2005.
(6)	Incorporated by reference to our Current Report on Form 8-K dated August 22, 2006 as filed on August 24, 2006.